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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Advancis Pharmaceutical Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
00764L109
(CUSIP Number)
Jeffrey I. Martin, Esq.
152 West 57th Street, 23rd Floor
New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00764L109	Page	1	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Rho Ventures V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,672,322 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,672,322 (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,672,322 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.73% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon the exercise of warrants to purchase an aggregate 1,797,459 shares of Common Stock.
(2) Assumes that there are 48,354,313 shares of Common Stock outstanding.

CUSIP No.	00764L109	Page	2	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Rho Ventures V Affiliates, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		498,029 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		498,029 (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

498,029 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.07% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stockp”) that would be beneficially owned upon the exercise of warrants to purchase an aggregate 157,817 shares of Common Stock.
(2) Assumes that there are 46,714,671 shares of Common Stock outstanding.

CUSIP No.	00764L109	Page	3	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Rho Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		6,170,351 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,170,351 (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,170,351 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.72% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon the exercise of warrants to purchase an aggregate 1,955,276 shares of Common Stock.
(2) Assumes that there are 48,512,130 shares of Common Stock outstanding.

CUSIP No.	00764L109	Page	4	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
RMV V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		6,170,351 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,170,351 (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,170,351 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.72%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon the exercise of warrants to purchase an aggregate 1,955,276 shares of Common Stock.
(2) Assumes that there are 48,512,130 shares of Common Stock outstanding.

CUSIP No.	00764L109	Page	5	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Joshua Ruch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of South Africa

	7	SOLE VOTING POWER:

NUMBER OF		607,374

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,285,667 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		607,374

WITH	10	SHARED DISPOSITIVE POWER:

6,285,667 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,893,041(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.21%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon the exercise of warrants to purchase an aggregate 1,955,276 shares of Common Stock.
(2) Assumes that there are 48,512,130 shares of Common Stock outstanding.

CUSIP No.	00764L109	Page	6	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Habib Kairouz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		1,717

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,285,667 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,717

WITH	10	SHARED DISPOSITIVE POWER:

6,285,667 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,287,384 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.96%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon the exercise of warrants to purchase an aggregate 1,955,276 shares of Common Stock.
(2) Assumes that there are 48,512,130 shares of Common Stock outstanding.

CUSIP No.	00764L109	Page	7	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Mark Leschly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kingdom of Denmark

	7	SOLE VOTING POWER:

NUMBER OF		1,717

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,285,667 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,717

WITH	10	SHARED DISPOSITIVE POWER:

6,285,667 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,287,384 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.96%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon the exercise of warrants to purchase an aggregate 1,955,276 shares of Common Stock.
(2) Assumes that there are 48,512,130 shares of Common Stock outstanding.

CUSIP No.	00764L109	Page	8	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Martin Vogelbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		30,000 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,170,351 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		30,000

WITH	10	SHARED DISPOSITIVE POWER:

6,170,351 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,200,351 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.77% (1)(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes all of Mr. Vogelbaum’s stock options, of which only 1,666 are exerciseable within the next 60 days.
(2) Includes the shares of common stock, par value $0.01 per share of Advancis Pharmaceutical Corporation (the “Common Stock”) that would be beneficially owned upon the exercise of warrants to purchase an aggregate 1,955,276 shares of Common Stock.
(3) Assumes that there are 48,542,130 shares of Common Stock outstanding.

CUSIP No.	00764L109	Page	9	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Rho Management Trust I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NEW YORK

	7	SOLE VOTING POWER:

NUMBER OF		115,316

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		115,316

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

115,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	00764L109	Page	10	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Rho Capital Partners, Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NEW YORK

	7	SOLE VOTING POWER:

NUMBER OF		115,316

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		115,316

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

115,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	00764L109	Page	11	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Drakensberg, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		27,575

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		27,575

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,575

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	00764L109	Page	12	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Kariba LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		27,575

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		27,575

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27.575

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	00764L109	Page	13	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Rho Investment Partners “Q-2” L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		19,022

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,022

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,022

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	00764L109	Page	14	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Rho Management Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		27,027

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		27,027

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,027

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	00764L109	Page	15	of	24
Exhibit Index on Page 24

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Atlas Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		27,027

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		27,027

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,027

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	00764L109	Page	16	of	24
Exhibit Index on Page 24
Explanatory Note
Introduction
This Schedule 13D is being filed by the Reporting Persons (as defined below) and relates to their beneficial ownership of shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of Advancis Pharmaceutical Corporation, a Delaware corporation (the “Issuer” or the “Company”).
Previously, the Reporting Persons had been reporting their beneficial ownership under Schedule 13G, most recently pursuant to Amendment No.2 to Schedule 13G filed on February 14, 2007. The Reporting Persons’ obligation to report their beneficial ownership using Schedule 13D has been triggered by the appointment of Martin Vogelbaum, an employee of Rho Capital Partners, Inc., to the Issuer’s Board of Directors on April 20, 2007.
Item 1. Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the Shares of the Issuer. The address of the Issuer’s principal executive office is 20425 Seneca Meadows Parkway, Germantown, Maryland 20876.
Item 2. Identity and Background
(a) This Schedule 13D is being filed by Rho Capital Partners LLC, a Delaware limited liability company (“Rho Capital”), RMV V, L.L.C., a Delaware limited liability company (“RMV”), Rho Ventures V, L.P., a Delaware limited partnership (“Rho Ventures”), Rho Ventures V Affiliates, L.L.C., a Delaware serial limited liability company (“Rho Affiliates”), Joshua Ruch, Habib Kairouz, Mark Leschly, Martin Vogelbaum, Rho Management Trust I (“Trust I”), Rho Capital Partners, Inc. (“RCP”), Drakensberg, L.P. (“Drakensberg”), Kariba LLC (“Kariba”), Rho Investment Partners “Q-2” L.P. (“RIP Q-2”), Rho Management Partners L.P. (“RMP”) and Atlas Capital Corp. (“Atlas”).
Each of the former persons or entities are referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”
Joshua Ruch, Habib Kairouz and Mark Leschly are the managing members of Rho Capital, the managing member of RMV. RMV is the general partner of Rho Ventures and is the managing member of Rho Affiliates. Martin Vogelbaum is a member of RMV. RCP is the investment advisor to Trust I. Joshua Ruch, Habib Kairouz and Mark Leschly are the principal executive officers and controlling persons of RCP. Joshua Ruch is the managing member of Kariba, which is the general partner of Drakensberg. Joshua Ruch is also the sole stockholder and principal executive officer of Atlas, which is the general partner of RMP, which is the general partner of RIP Q-2.
This statement relates to the shares of Common Stock held by Rho Ventures, Rho Affiliates, Joshua Ruch, Habib Kairouz, Mark Leschly, Martin Vogelbaum, Trust I, Drakensberg, RIP Q-2, RMP as well as various other accounts that are under the control of Mr. Ruch and which hold Shares of Common Stock in Advancis. The Statement also assumes the exercise of warrants to purchase Common Stock in the Company held by Rho Ventures and Rho Affiliates.
Rho Ventures, Rho Affiliates, Drakensberg, RIP Q-2 and RMP were formed in order to engage in the business of acquiring, holding and disposing of investments in various companies and RMV, Rho Capital, Kariba and RMP manage these entities. General partners and managing members of these entities may from time to time acquire, hold or dispose of shares for investments purposes and engage in such other purposes as may be determined from time to time.
(b) The business address of each of the foregoing Reporting Persons is 152 West 57th Street, 23rd Floor, New York, NY 10019.
(c) Joshua Ruch, Habib Kairouz, Mark Leschly and Martin Vogelbaum are employees of RCP. RCP’s principal business consists of investment management.

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(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Joshua Ruch is a citizen of the Republic of South Africa. Habib Kairouz, is a citizen of Canada. Mark Leschly is a citizen of the Kingdom of Denmark. Martin Vogelbaum is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
On April 26, 2005, the Company, Rho Ventures, Rho Affiliates (Rho Ventures and Rho Affiliates may be referred to herein as the “Purchasers”) and certain other parties entered into a purchase agreement (the “2005 Purchase Agreement”) pursuant to which Rho Ventures and Rho Affiliates agreed to acquire from the Issuer 2,771,719 and 243,356 shares of Common Stock, respectively, at $3.98 per Share and warrants to purchase 970,101 and 85,175 shares of Common Stock, respectively, at an exercise price of $4.78 per Share (the “2005 Warrants”), which are exercisable until April 29, 2010. The closing for the transaction occurred on April 29, 2005. The source of funds for such purchases was the working capital of each of the respective purchasing entities.
On April 9, 2007, the Company, Rho Ventures, Rho Affiliates and certain other parties entered into a purchase agreement (the “2007 Purchase Agreement”) pursuant to which Rho Ventures and Rho Affiliates agreed to acquire from the Issuer 1,103,144 and 96,856 shares of Common Stock, respectively and warrants to purchase 827,358 and 72,642 shares of Common Stock, respectively, at an exercise price of $2.27 per Share (the “2007 Warrants,” and together with the shares of Common Stock, the “2007 Units”), at a price of $2.36375 per 2007 Unit. The 2007 Warrants are exercisable until April 18, 2012. The closing for the transaction occurred on April 18, 2007. The source of funds for such purchases was the working capital of each of the respective purchasing entities.
Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to beneficially own other Shares which they hold for their own account or thorough controlled entities as detailed herein and which were acquired for investment purposes and through a combination of open market purchases and private placements. The source of funds for such purchases was the working capital or personal funds of each of the respective purchasing entities or persons.
Martin Vogelbaum received an option grant from the Issuer for 30,000 Shares on April 20, 2007 in connection with his joining the Issuer’s Board of Directors.
Item 4. Purpose of Transaction
2005 Purchase Agreement & 2007 Purchase Agreement
Pursuant to each of the 2005 Purchase Agreement and the 2007 Purchase Agreement (including the related Registration Rights Agreement by and between the Company and the Purchasers dated April 9, 2007 (the “Registration Rights Agreement”)), the Company agreed to file with the Securities and Exchange Commission (the “SEC”), at its expense, a registration statement related to: (i) the Common Stock issued to the Purchasers and Common Stock issued to other purchasers also signatory to the 2005 Purchase Agreement and the 2007 Purchase Agreement (together, the “Purchase Agreements”), and (ii) the Common Stock issuable to the Purchasers upon the exercise of the warrants referred to in Item 3 above.
The Purchase Agreements, together with the Registration Rights Agreement, include customary terms relating to the registration rights of the Purchasers and obligations of the Company, including without limitation, those related to registration expenses, indemnification, the payment of liquidated damages and other similar provisions.
The foregoing description of the 2005 Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the 2005 Purchase Agreement, a copy of which is incorporated by reference

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herein to Exhibit 10.1 to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 27, 2005.
The foregoing description of the 2007 Purchase Agreement and the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the 2007 Purchase Agreement, a copy of which is incorporated by reference herein to Exhibit 10.2 and 4.1, respectively, to the Company’s Form 8-K as filed with the Securities and Exchange Commission on April 13, 2007.
2005 Warrants & 2007 Warrants
The Common Stock underlying the 2005 Warrants and 2007 Warrants may be purchased at a price per share equal to $4.78 and $2.27, respectively (the “applicable Exercise Price”). The applicable Exercise Price and the number of shares issuable upon exercise of the 2005 Warrants and 2007 Warrants will be subject to adjustment upon the occurrence of certain events pursuant to their respective provisions.
Additional Disclosure
The Shares reported herein were acquired solely for investment purposes. The Reporting Persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other stockholders of the Issuer.
Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)-(b)

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Rho Ventures may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of the 5,672,322 Shares of Common Stock held by Rho Ventures (assuming exercise of warrants held for the account of Rho Ventures). Rho Ventures disclaims beneficial ownership of the Shares held by Rho Ventures except to the extent of its pecuniary interest therein.
Rho Affiliates may be deemed to have the sole power to direct the voting and disposition of the 498,029 Shares of Common Stock held by Rho Affiliates (assuming exercise of warrants held for the account of Rho Affiliates). Rho Affiliates disclaims beneficial ownership of the Shares held by Rho Affiliates except to the extent of its pecuniary interest therein.
Based on calculations made in accordance with Rule 13d-3(d), as of the date hereof and after giving effect to the exercise of immediately exercisable warrants, Rho Ventures may be deemed to beneficially own 11.73% of the approximately 46,556,854 Shares of Advancis Common Stock outstanding as of April 9, 2007. Rho Affiliates may be deemed to beneficially own 1.07% of such Advancis Shares.
RMV, as the general partner of Rho Ventures and Rho Affiliates, and Rho Capital, as the general partner of RMV and the managing member of Rho Affiliates, may be deemed to have sole power to direct the voting and disposition of the 6,170,351 Shares of Common Stock beneficially owned by Rho Ventures and Rho Affiliates (assuming exercise of warrants held for the account of Rho Ventures and Rho Affiliates). Each of RMV and Rho Capital may therefore be deemed to beneficially own 12.72% of the Shares of Common Stock of Advancis. Each of RMV and Rho Capital disclaims beneficial ownership of the Shares held by Rho Ventures and Rho Affiliates except to the extent of its pecuniary interest therein.
Trust I, and RCP as the investment advisor to Trust I, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of the 115,316 Shares of Common Stock held by Trust I. Each of Trust I and RCP may therefore be deemed to beneficially own 0.25% of the Shares of Common Stock of Advancis. Each of Trust I and RCP disclaims beneficial ownership of the Shares held by Trust I except to the extent of its pecuniary interest therein.
Drakensberg, and Kariba as the managing member of Drakensberg, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of the 27,575 Shares of Common Stock held by Drakensberg. Each of Drakensberg and Kariba may therefore be deemed to beneficially own 0.06% of the Shares of Common Stock of Advancis. Each of Drakensberg and Kariba disclaims beneficial ownership of the Shares held by Drakensberg except to the extent of its pecuniary interest therein.
RIP Q-2 may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of the 19,022 Shares of Common Stock held by RIP Q-2. RIP Q-2 may therefore be deemed to beneficially own 0.04% of the Shares of Common Stock of Advancis. RIP Q-2 disclaims beneficial ownership of the Shares held by RIP Q-2 except to the extent of its pecuniary interest therein.
RMP both individually and as the general partner of RIP Q-2, and Atlas as the general partner of RMP, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of the (i) 8,005 Shares of Common Stock held by RMP and (ii) 19,022 Shares of Common Stock held by RIP Q-2. Each of RMP and Atlas may therefore be deemed to beneficially own 0.06% of the Shares of Common Stock of Advancis. Each of RMP and Atlas disclaims beneficial ownership of the Shares held by it except to the extent of its pecuniary interest therein.
Joshua Ruch may be deemed to be the beneficial owner, and have sole powers of voting and disposition, over 607,374 Shares which includes (i) 39,051 Shares of Common Stock held by him, (ii) the 19,022 shares held by RIP Q-2, as Mr. Ruch is the sole stockholder of Atlas, which is the general partner of RMP, which is the general partner of RIP Q-2, (iii) the 8,005 Shares held by RMP, as Mr. Ruch is the sole stockholder of Atlas, its general partner, (iv) 25,000 Shares held by certain of his family members and in a trust for certain of his family members and (v) 488,721 held in accounts managed by Mr. Ruch in which he has no pecuniary interest. In addition, Mr. Ruch may be deemed to be the beneficial owner, and have shared powers of voting and disposition, over 6,285,667 Shares

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which includes (i) the 6,170,351 Shares deemed beneficially owned by Rho Capital, as Mr. Ruch is a managing member of Rho Capital and (ii) the 115,316 Shares deemed beneficially owned by RCP, as Mr. Ruch is a managing partner of RCP. By including all such Shares of Common Stock, Mr. Ruch, may be deemed to beneficially own 6,893,041 Shares, or 14.21% of the Issuer’s outstanding Shares. Mr. Ruch disclaims beneficial ownership of the Shares described above except to the extent of his pecuniary interest therein.
Habib Kairouz may be deemed to be the beneficial owner, and have sole powers of voting and disposition, over 1,717 Shares held by him. In addition, Mr. Kairouz may be deemed to be the beneficial owner, and have shared powers of voting and disposition, over 6,285,667 Shares which includes (i) the 6,170,351 Shares deemed beneficially owned by Rho Capital, as Mr. Kairouz is a managing member of Rho Capital and (ii) the 115,316 Shares deemed beneficially owned by RCP, as Mr. Kairouz is a managing partner of RCP. By including all such Shares of Common Stock, Mr. Kairouz may be deemed to beneficially own 6,287,384 Shares, or 12.96% of the Issuer’s outstanding Shares. Mr. Kairouz disclaims beneficial ownership of the Shares described above except to the extent of his pecuniary interest therein.
Mark Leschly may be deemed to be the beneficial owner, and have sole powers of voting and disposition, over 1,717 Shares held by him. In addition, Mr. Leschly may be deemed to be the beneficial owner, and have shared powers of voting and disposition, over 6,285,667 Shares which includes (i) the 6,170,351 Shares deemed beneficially owned by Rho Capital, as Mr. Leschly is a managing member of Rho Capital and (ii) the 115,316 Shares deemed beneficially owned by RCP, as Mr. Leschly is a managing partner of RCP. By including all such Shares of Common Stock, Mr. Leschly may be deemed to beneficially own 6,287,384 Shares, or 12.96% of the Issuer’s outstanding Shares. Mr. Leschly disclaims beneficial ownership of the Shares described above except to the extent of his pecuniary interest therein.
Martin Vogelbaum may be deemed to be the beneficial owner, and have sole powers of voting and disposition, over 30,000 Shares that will be issuable to him upon conversion of stock options held by him. Such stock options are subject to vesting monthly over a three year period commencing May 20, 2007 and none of such stock options are exerciseable today. In addition, Mr. Vogelbaum may be deemed to be the beneficial owner, and have shared powers of voting and disposition, over the 6,170,351 Shares deemed beneficially owned by RMV, as Mr. Vogelbaum is a member of RMV. By including all such Shares of Common Stock, Mr. Vogelbaum may be deemed to beneficially own 6,200,351 Shares, or 12.77% of the Issuer’s outstanding Shares. Mr. Vogelbaum disclaims beneficial ownership of the Shares described above except to the extent of his pecuniary interest therein.
The calculation of the foregoing percentages and all other percentages under this Schedule 13D is on the basis of (i) 36,401,854 shares of Common Stock outstanding, as reported by the Issuer on Exhibit 10.2 to Form 8-K (the Securities Purchase Agreement dated as of April 9, 2007) filed as of April 13, 2006 (the “Form 8-K”), plus (ii) an additional 10,155,000 shares of Common Stock issued in conjunction with the private placement as disclosed on the Form 8-K, for a total of 46,556,854 shares of Common Stock outstanding as of April 9, 2007, such number being adjusted, as applicable, to account for Shares issuable under currently exercisable warrants.
(c) On April 9, 2007, the Company, Rho Ventures, Rho Affiliates and certain other parties entered into the 2007 Purchase Agreement pursuant to which Rho Ventures and Rho Affiliates agreed to acquire from the Issuer 1,103,144 and 96,856 shares of Common Stock, respectively, and 2007 Warrants at a price of $2.36375 per 2007 Unit. The 2007 Warrants are exercisable until April 12, 2012. The closing for the transaction occurred on April 18, 2007 in New York, NY.
Martin Vogelbaum received an option grant from the Issuer for 30,000 Shares on April 20, 2007 in connection with his joining the Issuer’s Board of Directors.
(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares of Advancis Common Stock covered hereby.
(e) Not Applicable.

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Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.
The following documents are filed as exhibits hereto:
1. Statement Appointing Designated Filer and Authorized Signer dated April 30, 2007.
2.* Purchase Agreement, dated April 26, 2005, by and among the Company and the Purchasers named therein, including the form of Warrant Agreement issued by the Company to Rho Ventures V, L.P. and Rho Ventures V Affiliates, L.L.C., attached thereto as Exhibit A.
3. † Securities Purchase Agreement, dated April 9, 2007, by and among the Company and the Purchasers named therein, including the form of Warrant Agreement issued by the Company to Rho Ventures V, L.P. and Rho Ventures V Affiliates, L.L.C., attached thereto as Exhibit B.
4. † Registration Rights Agreement, dated April 9, 2007, by and among the Company and the persons named therein.

*	Incorporated herein by reference from the Current Report filed on Form 8-K by Advancis Pharmaceutical Corporation with the SEC on April 27, 2005.

†	Incorporated herein by reference from the Current Report filed on Form 8-K by Advancis Pharmaceutical Corporation with the SEC on April 13, 2007.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2007	RHO VENTURES V, L.P.
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

Date: April 30, 2007	RMV V, L.L.C.
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

Date: April 30, 2007	RHO CAPITAL PARTNERS, LLC
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

Date: April 30, 2007	RHO VENTURES V AFFILIATES, L.L.C.
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

Date: April 30, 2007	RHO MANAGEMENT TRUST I
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

Date: April 30, 2007	RHO CAPITAL PARTNERS, INC.
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

Date: April 30, 2007	DRAKENSBERG, L.P.
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

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Date: April 30, 2007	KARIBA LLC
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

Date: April 30, 2007	RHO INVESTMENT PARTNERS “Q-2” L.P.
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

Date: April 30, 2007	RHO MANAGEMENT PARTNERS L.P.
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

Date: April 30, 2007	ATLAS CAPITAL CORP.
	By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

Date: April 30, 2007	JOSHUA RUCH
/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Joshua Ruch

Date: April 30, 2007	HABIB KAIROUZ
/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Habib Kairouz

Date: April 30, 2007	MARK LESCHLY
/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Mark Leschly

Date: April 30, 2007	MARTIN VOGELBAUM
/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Martin Vogelbaum

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EXHIBIT INDEX
The following documents are filed as exhibits hereto:
1. Statement Appointing Designated Filer and Authorized Signer dated April 30, 2007.
2.* Purchase Agreement, dated April 26, 2005, by and among the Company and the Purchasers named therein, including the form of Warrant Agreement issued by the Company to Rho Ventures V, L.P. and Rho Ventures V Affiliates, L.L.C., attached thereto as Exhibit A.
3. † Securities Purchase Agreement, dated April 9, 2007, by and among the Company and the Purchasers named therein, including the form of Warrant Agreement issued by the Company to Rho Ventures V, L.P. and Rho Ventures V Affiliates, L.L.C., attached thereto as Exhibit B.
4. † Registration Rights Agreement, dated April 9, 2007, by and among the Company and the persons named therein.

*	Incorporated herein by reference from the Current Report filed on Form 8-K by Advancis Pharmaceutical Corporation with the SEC on April 27, 2005.

†	Incorporated herein by reference from the Current Report filed on Form 8-K by Advancis Pharmaceutical Corporation with the SEC on April 13, 2007.